Exhibit 99.1

Rogers Communications Inc. Announces Pricing of US$750 million Offering of

Floating Rate US Dollar Debt Securities

TORONTO, June 15, 2020 (GLOBE NEWSWIRE) — Rogers Communications Inc. (“RCI”) announced today that it has priced a public offering of US$750 million of floating rate senior notes due 2022 which will bear interest at three-month LIBOR plus 0.60% per annum. The net proceeds from the issuance will be approximately US$747 million and are expected to be used for general corporate purposes, which may include the repayment, in part, of RCI’s 5.34% Senior Notes due 2021 at or prior to maturity. The sale of the US dollar debt securities is expected to close on June 22, 2020.

The US dollar debt securities will be issued pursuant to a prospectus supplement and accompanying prospectus filed with the SEC as part of an effective shelf registration statement on Form F-10. These documents are available at no charge by visiting EDGAR on the SEC website at www.sec.gov. A written prospectus and prospectus supplement relating to the offering of the US dollar debt securities may also be obtained from RCI by contacting Glenn Brandt as described below.

The US dollar debt securities are not being offered in Canada or to any resident of Canada. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Caution Concerning Forward-Looking Statements

This document includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive, technological, strategic and/or regulatory factors, industry structure and stability, the impact of the COVID-19 pandemic and other factors affecting the operations of RCI.

More detailed information about these factors may be found in filings by RCI with the SEC, including its most recent Annual Report on Form 40-F. RCI is under no obligation to, and expressly disclaims any such obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

About the Company:

Rogers is a proud Canadian company dedicated to making more possible for Canadians each and every day. Our founder, Ted Rogers, purchased his first radio station, CHFI, in 1960. We have grown to become a leading technology and media company that strives to provide the very best in wireless, residential, sports and media to Canadians and Canadian businesses. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

For further information:

Glenn Brandt, (416) 935-3571, gbrandt@rci.rogers.com